Mail Stop 3561

April 21, 2010

Kit H. Tan
Chief Financial Officer
Interdyne Company
2 Flagstone
Apt 425
Irvine, CA 92606

> **Re:** **Interdyne Company**
> **Amendment No. 3 to Form 10-K for Fiscal Year Ended June 30, 2009**
> **Filed April 20, 2010**
> **File No. 000-04454**

Dear Mr. Tan:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director